CASI PHARMACEUTICALS, INC.

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road Chaoyang District

Beijing, 100025

People’s Republic of China

May 9, 2024

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:CASI Pharmaceuticals, Inc.

Registration Statement on Form F-3

Filed May 3, 2024

File No. 333-279096

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the same will become effective on May 10, 2024, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Please contact Michael Penney of Arnold & Porter Kaye Scholer LLP via telephone at (212) 836-7426 or via e-mail (Michael.Penney@arnoldporter.com) with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

CASI Pharmaceuticals, Inc.

By: /s/ Wei-Wu He __________________________

Name: Dr. Wei-Wu He

Title: Chief Executive Officer and Chairman of the Board of

Directors